                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.__)

                        Environmental Power Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  29406-L-10-2
                        --------------------------------
                                 (CUSIP Number)

                           Steven I. Himelstein, Esq.
                              Dorsey & Whitney LLP
                                250 Park Avenue
                           New York, New York  10077
                                 (212) 415-9200
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 2001
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                         (Continued on following pages)
                             (Page 1 of ___ Pages)

                                   SCHEDULE 13D
  CUSIP NO. 29406-L-2                                        PAGE 2 OF 8 PAGES

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel J. Eastman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,083,478

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,083,478

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,083,478

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
      N/A

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%

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      TYPE OF REPORTING PERSON*
14
      IN

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                                  SCHEDULE 13D
                                  ------------

CUSIP No.  29406-L-2
--------------------

Item 1.  Security and Issuer: Common Stock, $.01 par value per share of
         -------------------
         Environmental Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 500 Market Street, Suite 1E, Portsmouth, NH 03801.

Item 2.  Identity and Background:
         -----------------------

(a)  The person filing this Statement is Daniel J. Eastman.

(b) Mr. Eastman's business address is Microgy Cogeneration Systems, Inc., 1767 A Denver West Boulevard, Suite 15, Golden CO 80401.

(c) Mr. Eastman is Senior Vice President of Business Development of Microgy Cogeneration Systems, Inc. ("Microgy"), 1767 A Denver West Boulevard, Suite 15, Golden CO 80401. Microgy's principal business is environmentally sound power generation, including biomass and distributed generation.

(d)  Criminal proceedings - none

(e)  Civil proceedings - none

(f)  Citizenship - Mr. Eastman is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration: Not applicable. The
          -------------------------------------------------
          transaction giving rise to the filing of this Amendment was an exchange of existing Microgy shares for securities of the Company. Mr. Eastman purchased the Microgy securities exchanged with personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

     On June 23, 2001 (the "Closing Date"), the Company acquired approximately 87.7% of the outstanding common stock of Microgy in exchange for securities of the Company pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of June 20, 2001 among the Company, Microgy and the Principal Microgy Shareholders, as defined therein. Mr. Eastman is a Principal Microgy Shareholder.

  The Company issued an aggregate of 5,521,549 shares of the Company's common stock, $.01 par value ("Common Stock") and 197,760.7 shares of the Company's newly designated Series B Convertible Preferred Stock, $.01 par value (the "EPC Preferred Stock"), to the Principal Microgy Shareholders in exchange for 15,919,147 shares of Microgy common stock. Each share of Preferred Stock, which votes with the Common Stock on an as converted basis, will automatically be converted into ten shares of Common Stock upon an increase in the authorized common stock to an amount sufficient to allow conversion of the Preferred Stock. The exchange ratio (the "Exchange Ratio") used was 0.3468495 shares of Common Stock and 0.0124228 shares of Preferred Stock for each share of Microgy common stock. The Exchange Ratio was determined by negotiations among the Company, Microgy and the primary Principal Microgy Shareholders. The Exchange Ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of the fully diluted equity of the Company, assuming exercise or conversion of all derivative securities. Pursuant to Section 2.4 of the Agreement, the Exchange Ratio may be adjusted to reflect certain issuances of equity by the Company to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock exchanged have waived their right to adjustments in the Exchange Ratio. The Principal Microgy Shareholders included two Microgy shareholders who executed Joinder Agreements, becoming parties to the Exchange Agreement. At the closing, Mr. Eastman also exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase securities of the Company based on the Exchange Ratio.

  The Exchange Agreement provides that, within 30 days of the Closing Date, the Board of Directors of the Company will be enlarged from five to eight members and the three resulting vacancies will be filled by designees of the Principal Microgy Shareholders (including replacements or substitutes similarly designated, the "Microgy Designees").

  Under the Exchange Agreement, the Company agreed to offer (the "Subsequent Offer") the remaining shareholders of Microgy (who own an aggregate of 2,230,126 shares of Microgy Common, warrants to purchase 850,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock) to exchange for EPC securities based on the Exchange Ratio.

  In connection with and as a condition to the Exchange Agreement, the following agreements relating to or bearing upon the securities were executed:

  A. A Stockholders' Agreement as of the Closing Date among the Company, the Principal Microgy Shareholders, Joseph E. Cresci and Donald A. Livingston (the "Stockholders' Agreement"). Messrs. Cresci and Livingston (the "Majority Stockholders") are Directors, officers and principal stockholders of the Company. The Stockholders' Agreement provides among other things, that:

     1. The Company will arrange for a meeting of stockholders to present a proposal to increase the authorized Common Stock from 20 million shares to a greater number at least sufficient to permit the conversion of the Preferred Stock into Common Stock and the parties will vote the shares they own or control in favor thereof;

     2. The parties will take all lawful action, including voting the shares they own or control, to cause the proportion of Microgy Designees to the existing five Directors (including any replacement or substitute designated by the Majority Stockholders, the "Incumbent Directors"), to remain approximately 3:5 and for the election of the Microgy Designees and the Incumbent Directors;

     3. Each Party who is a director of the Company, in such capacity (subject to his fiduciary duties to the Company), unless agreed by a majority of the then Incumbent Directors, will retain Messrs. Cresci and Livingston as Chairman and Chief Executive Officer and President, respectively, and not take any action to alter the respective powers and functions of such offices;

     4. Each Principal Microgy Shareholder agreed that, unless such Principal Microgy Shareholder has been specifically invited in writing by a majority of the then Incumbent Directors (or in the case of (a)(i) below, has obtained the consent of a majority of the then Incumbent Directors), such Principal Microgy Shareholder will not in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) in the case of George A. Kast and Benjamin Brant, any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, or any of its subsidiaries, except as contemplated in the Exchange Agreement; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, except as contemplated in the Stockholders' Agreement, (b) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended), with respect to the securities of the Company, except as contemplated in the Stockholders' Agreement, (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company, (other than acting as a shareholder or director in the ordinary course), (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in
     (a) above, (e) advise, assist or encourage any other persons in connection with the foregoing, or (f) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

     5.  The Stockholders' Agreement terminates on June 30, 2003.

     B. A Registration Rights Agreement as of the Closing Date with the Principal Microgy Shareholders, the Majority Stockholders and those Microgy security holders who exchange Microgy securities in the Subsequent Offer and execute counterpart signature pages thereto (collectively, the "Holders") (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company agreed to file, by November 30, 2001, a Registration Statement on behalf of the Holders allowing holders to resell Common Stock and granted the Holders piggyback registration rights.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, Mr. Eastman does not have any plans or proposals (in his capacity as a stockholder of the Company) which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

     (a) Mr. Eastman may be deemed to own beneficially 1,083,478 shares of Common Stock as of July 23, 2001, consisting of (1) 520,274 shares of Common Stock issued under the Exchange Agreement, (2) 186,342 shares of Common Stock issuable upon conversion of EPC Preferred Stock issued under the Exchange Agreement, (3) 277,480 shares of Common Stock which is issuable upon the exercise of the Warrant that Mr. Eastman received in connection with the Exchange Agreement and (4) 99,382 shares of Common Stock issuable upon the conversion of the 9,938.24 shares of EPC Preferred Stock which is issuable upon the exercise of the Warrant that Mr. Eastman received in connection with the Exchange Agreement.

     The shares beneficially owned by Mr. Eastman represent 6.2% of the class; based on the 11,406,783 shares of Common Stock reported to be outstanding as of May 14, 2001 in the Company's Form 10-Q filed for the period ending March 31, 1998, plus the 5,521,549 shares of Common Stock issued on July 23, 2001 as described in Item 4, plus the 563,204 shares of Common Stock Mr. Eastman would receive upon exercise of his Warrant and conversion of EPC Preferred Stock.

     Mr. Eastman is a party to the Stockholders' Agreement described in Item 4. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. Mr. Eastman denies the existence of such a group and disclaims beneficial ownership of the securities held by any other person.

     As of the date hereof, to the best knowledge of Mr. Eastman, the table below identifies all of the parties to the Stockholders' Agreement, in addition to Mr. Eastman, and states their ownership interests in the Company as of July 23, 2001, based solely upon public filings and acquisition of the Company's securities pursuant to the Exchange Agreement.

  PARTY TO STOCKHOLDER      COMMON STOCK        EPC        COMMON STOCK     COMMON STOCK      COMMON STOCK      PERCENTAGE OF
 AGREEMENT                      OWNED        PREFERRED     ISSUABLE UPON    BENEFICIALLY      OUTSTANDING(2)     COMMON STOCK
                                            STOCK OWNED     CONVERSION         OWNED(1)                         BENEFICIALLY
                                                                                                                   OWNED(3)
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Joseph  E. Cresci             4,725,348             0                0        4,725,348        16,928,332              27.9%
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Donald A. Livingston          2,461,739             0                0        2,461,739        16,928,332              14.5%
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George A. Kast                2,009,318        71,966          719,660        2,728,978        17,647,992              15.5%
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Benjamin Brant                1,959,411      70,178.5          701,785        2,661,196        17,630,117              15.1%
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Steven J. Brunner               390,206      13,975.7          139,757          529,963        17,068,089               3.0%
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John P. O'Shea                   96,355       3,451.1           34,511          130,866        16,962,843               0.8%
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Henry S. Krauss                  16,059         575.2            5,752           21,811        16,934,084               0.1%
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Frances Luskind and              16,059         575.2            5,752           21,811        16,934,084               0.1%
 Henry Krauss, as
 Trustees of the Trust
 U/W/O Jessie Daniels
 FBO Frances Luskind
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Smithson Ventures Inc.           32,118       1,150.4           11,504           43,622        16,939,836               0.3%
 Money Purchase Pension
 Plan DLJSC- Custodian
 FBO Deborah Salerno
 Trustee
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Amro International, S.A.         64,237       2,300.7           23,007           87,244        16,951,339               0.5%
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Frank Kramer                     64,237        2300.7           23,007           87,244        16,951,339               0.5%
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John J. Burke                   321,157      11,502.6          115,026          436,183        17,043,358               2.6%
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Hitel Group                      32,118       1,150.4           11,504           43,622        16,939,836               0.3%
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(1) Section 13 of the Exchange Act deems a person to be the beneficial owner of a security, if that person has the right to acquire beneficial ownership of such security through the conversion of another security if such other security was acquired with the purpose or effect of changing or influencing the control of the issuer, or as a participant in any transaction having such purpose or effect. Therefore, the holders of EPC Preferred Stock may be deemed to be the beneficial owners of the underlying Common Stock.

(2) Pursuant to Section 13, any shares of Common Stock not outstanding which are issuable upon conversion of EPC Preferred Stock held by a person have been deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but have not been deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(3) Based on the 11,406,783 shares of Common Stock reported to be outstanding as of May 14, 2001 in the Company's Form 10-Q filed for the period ending March 31, 2001, plus the 5,521,549 shares of Common Stock issued on July 23, 2001 as described in Item 4, plus the number of Common Stock this holder will receive upon conversion of his EPC Preferred Stock (as described in Column 4 of the above table).

     (b) The number of shares of Common Stock as to which Mr. Eastman may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
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         to Securities of the Issuer:
         ----------------------------

     As of the date hereof, to the best knowledge of Mr. Eastman, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons identified in this statement or between Mr. Eastman and any other person with respect to any securities of the Company, except as disclosed in Item 4 above.

Item 7.  Material to be Filed as Exhibits:
         ---------------------------------

          1. Share Exchange Agreement dated as June 20, 2001, by and among the Company, Microgy Cogeneration Systems, Inc. and the Principal Microgy Shareholders referred to therein.(4)

          2. Form of Waiver Agreement given by holders of exchanged Microgy common stock agreeing to waive their right to adjustments in the Exchange Ratio.(5)

          3. Stockholders' Agreement dated as of July 23, 2001 among the Company, Joseph E. Cresci, Donald A. Livingston and the Principal Microgy Shareholders referred to therein.(6)

          4. Registration Rights Agreement dated as of July 23, 2001 among the Company, Joseph E. Cresci, Donald A. Livingston and the Principal Microgy Shareholders referred to therein.(7)

          5.   Form of the Joinder to Share Exchange Agreement.(8)

          6. Warrant to Purchase Common Stock and Series B Convertible Preferred Stock issued to Daniel J. Eastman on July 23, 2001.

-----------

(4) Incorporated by reference to Exhibit 2 to Amendment No. 7 to Joseph E. Cresci's Schedule 13D filed on August 2, 2001.

(5) Incorporated by reference to Exhibit 3 to Amendment No. 7 to Joseph E. Cresci's Schedule 13D filed on August 2, 2001.

(6) Incorporated by reference to Exhibit 4 to Amendment No. 7 to Joseph E. Cresci's Schedule 13D filed on August 2, 2001.

(7) Incorporated by reference to Exhibit 5 to Amendment No. 7 to Joseph E. Cresci's Schedule 13D filed on August 2, 2001.

(8) Incorporated by reference to Exhibit 6 to Amendment No. 7 to Joseph E. Cresci's Schedule 13D filed on August 2, 2001.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                    Date August 2, 2001

                                    /s/ Daniel J. Eastman
                                    ------------------------------
                                    Daniel J.Eastman